3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Steven J. Abrams

direct dial:  215.981.4241

direct fax:  866.422.3671

abramss@pepperlaw.com

December 12, 2008

Via EDGAR

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Neose Technologies, Inc. Proxy Statement on Form PREM14A Filed October 16, 2008 File No. 000-27718

Dear Mr. Riedler:

On behalf of Neose Technologies, Inc., a Delaware corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) Amendment No. 2 to the above–referenced Proxy Statement (“Amendment No. 2”) in connection with a special meeting of stockholders related to the proposed sale of substantially all of the assets of the Company to BioGeneriX AG and Novo Nordisk A/S and the subsequent liquidation and dissolution of the Company, marked to show changes from Amendment No. 1 to the Proxy Statement as filed on November 26, 2008 (File No. 000-27718) (“Amendment No. 1”).  The Proxy Statement has been revised in response to the December 10, 2008 comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) addressed to the Company (the “Letter”) and to reflect certain other changes.

In addition, we are providing the following responses to your Letter regarding the Proxy Statement.  To assist your review, we have retyped the text of the Staff’s comments in

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

italics below.  The responses and information described below are based upon information provided to us by the Company.  As requested in the Letter, we have attached an acknowledgement of the Company, executed by George J. Vergis, President and Chief Executive Officer of the Company, as Exhibit A hereto.

Form PREM14A

General

1.                                       We note your response to Comment 7. Please provide the following information about your existing agreement with BGX:

•                                          Aggregate payments paid/received to date;

•                                          Aggregate potential milestone payments;

•                                          Royalty provisions;

•                                          Term and termination provisions; and,

•                                          All other material terms.

In addition, please provide the following information about your existing agreement with Novo:

•                                          Aggregate payments paid/received to date;

•                                          Royalty provisions;

•                                          Term and termination provisions; and,

•                                          All other material terms.

Response:                                        The disclosure has been amended as requested.

Summary Term Sheet, page 1

2.                                       We note the revision of your Summary Term Sheet in relation to comment 10.  Please further revise your disclosure so that it is written in plain English, use bullet point format instead of extended paragraphs and describe only the most material terms of the proposed transactions.  Please eliminate the use of the word “certain” in all instances where use of the word avoids full disclosure and explanation of the item or items to which you are referring.  In addition, please avoid the use of defined terms.  See Item 1001 of Regulation M-A, including Instruction 1 to that Item.

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Response:                                        The disclosure has been amended as requested.

Risk Factors, page 17

If our stockholders approve the Asset Sales, but vote against...page 20

3.                                       We note the revisions to your proxy statement in relation to comment 21.  Please provide a breakdown of the specific ongoing operating expenditures that account for your $2,200,000 per year and $500,000 per year estimates.

Response:                                        The disclosure has been amended as requested.

Questions and Answers about the Special Meeting, page 23

4.                                       We note that you have revised your disclosure in response to comment 26 to identify Mr. Dovey as the member of the Board of Directors who has abstained from voting with regard to the Plan of Liquidation.  Please identify the investment fund with which Mr. Dovey is affiliated in each section where Mr. Dovey’s potential conflict of interest is discussed.

Response:                                        The disclosure has been amended as requested.

General Background of the Sale Process Applicable to Both Asset Sales and the Plan of Liquidation, page 33

5.                                       We note that you have revised your description of presentations and recommendations made by RBC and LEK in the course of evaluating the proposed transactions.  However, your disclosure does not provide information about the procedures followed, the specific conclusions reached, and the bases for and methods of arriving at such recommendations.  Please revise your disclosure to include this information for each presentation, evaluation or report provided by RBC and LEK.  Please refer to Item 1015(b)(6) of Regulation M-A.

Response:                                        The Company received recommendations from LEK on December 21, 2007 and in January 2008.  In addition, the Company received recommendations from RBC on May 8, 2008 and on August 7, 2008.  With respect to such recommendations, the disclosure has been amended as requested.  RBC also made recommendations to the Company on September 17, 2008 in connection with RBC’s fairness opinions.  The disclosures in Amendment No. 1

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

related to such recommendation already addressed the Staff’s comments and has not been amended in Amendment No. 2.  This disclosure is set forth in the sections of the Proxy Statement entitled “Proposal No. 1 Approval of the BGX Asset Sale – Fairness Opinions of RBC Capital Markets Corporation” and “Proposal No. 2 Approval of the Novo Asset Sale – Fairness Opinions of RBC Capital Markets Corporation.”  We have added an appropriate cross-reference for clarity.

6.                                       We note your revisions in response to comment 34.  Please elaborate on the specific negative impact that recent regulatory activity for ESAs had on the development of your NE-I 80 program.  In addition, where you discuss increased safety concerns in relation to ESAs please disclose whether there were any adverse events reported from use of NE-180 products that led you to discontinue development of the program.

Response:                                        The disclosure has been amended as requested.

Proposal No. 1 Approval of the BGX Asset Sale, page 38

Background of the BGX Asset Sale, page 39

7.                                       Please describe in greater detail the specific items discussed in the meetings and negotiations leading up to your final agreement with BGX.  For example, please expand your disclosure with regard to the following items:

•                                           the “alternative transaction structures” discussed on December 19,2008;

•                                           the “number of changes” included in the February 21, 2008 counter-proposal;

•                                           the “other open items” to be clarified following BGX’s March 6, 2008 email;

•                                           the “potential expansion of the scope of the transaction” discussed in the March 14, 2008 Transaction Committee Meeting;

•                                           the “number of discussions” between BGX and RBC in late March 2008;

•                                           the “business comments” reflected in BGX’s March 27, 2008 letter;

•                                           the addition of “certain patents” in BGX’s April 14, 2008 letter;

•                                           the proposed “expanded requirements” and “expanded responsibility” for Novo in BGX’s April 14, 2008 letter; and,

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

•                                           the “various open contract language issues” discussed during negotiations throughout the week of July 7, 2008

Response:                                        The Company realized, following further review of its notes, that neither the March 27, 2008 indication of interest, nor the April 14, 2008 indication of interest provided for “expanded requirements” or “expanded responsibilities.”  In addition, the Company was informed by RBC that, after further review of its notes, there were no discussions between RBC and BGX in late March 2008 relating to intellectual property and supply chain diligence issues. Accordingly, each of these references has been deleted from Amendment No. 2.  Otherwise, the disclosure has been amended as requested.

Fairness Opinions of RBC Capital Markets Corporation, page 47

8.                                       We note that the revisions to your disclosure in response to comment 44 do not address all aspects of our comment.  Please elaborate on how RBC used the TEV ranges of comparable companies in comparison to the metrics implied by the purchase price under each agreement and disclose the conclusions reached by RBC regarding these comparisons.  Please provide a comparable disclosure for the Novo transaction on page 90.

Response:                                        The disclosure has been amended as requested.

9.                                       We note the revisions to your disclosure in response to comment 45 do not address all aspects of our comment.  Please disclose how RBC used the enterprise value ranges in comparison to the metrics implied by the purchase price under each agreement and disclose the conclusions reached by RBC regarding these comparisons.

Response:                                        The disclosure has been amended as requested.

Pro Forma Financial Information

Pro Forma Balance Sheet, page 66

10.                                 Please expand your disclosure in footnote (1) to clarify the amount and type of transaction costs related to the Asset Sales.  This comment applies to the other pro forma balance sheet presentations in the filing.

Response:                                        The disclosure has been amended as requested.

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Proposal No. 2 Approval of the Novo Asset Sale, page 80

11.                                 Please describe in greater detail the specific items discussed in the meetings and negotiations leading up to your final agreement with Novo.  For example, please expand your disclosure with regard to the following items:

•                                           the “projections and various discount rates” discussed in the analysis sent by RBC to Novo on December 24, 2007;

•                                           the “certain market share assumptions” challenged by Novo via email on December 25, 2007;

•                                           the proposed “narrowing” of Novo’s field of use in RBC’s letter on April 25, 2008;

•                                           the clarifications to the field of use for both Novo and BGX in RBC’s letter to Novo on April 25, 2008;

•                                           the further redefinition of Novo’s field of use by Novo via email on April 30, 2008; and,

•                                           the “various open contract language issues” discussed during negotiations from July 8, 2008 to July 11, 2008.

Response:                                        After the Company discussed with RBC the disclosure regarding “projections and various discount rates,” it was determined that the focus of RBC’s analysis in its December 24, 2007 request to Novo was not on projections and discount rates but instead on potential market penetration rates that could support a $45 million purchase price. Novo’s response on December 25, 2007 was a qualitative challenge of the potential market penetration rates.  In addition, following further review of the Company’s notes, the disclosure with respect to the “further redefinition of Novo’s field of use by Novo” is not material.  Accordingly, this disclosure has been deleted from Amendment No. 2.  Otherwise, the disclosure has been amended as requested.

Proposal No. 3 – Approval of Plan of Complete Liquidation and Dissolution

Estimated Distributions to Shareholders, page 117

12.                                 Please refer to your disclosure in response to prior comment 50.  It is still not clear from your revised disclosure why the largest cash payment to warrant holders is presented in the high recovery range to stockholders.  Please revise or expand your disclosure to clarify.

Response:                                        The disclosure has been amended as requested.

* * * * * * * * * *

Please do not hesitate to call Mark J. Flanagan at (215) 981-4138 or me at (215) 981-4241 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven J. Abrams

Steven J. Abrams Partner Pepper Hamilton LLP

Exhibit A

[Acknowledgement of George J. Vergis, Ph.D. on behalf of the Company]

Exhibit A

December 12, 2008

Via EDGAR and Overnight Delivery

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Neose Technologies, Inc.
Proxy Statement on Form PREM14A
Filed October 16, 2008
File No. 000-27718

Dear Mr. Riedler:

My name is George J. Vergis, Ph.D. and I am the Chief Executive Officer and President of Neose Technologies, Inc., a Delaware corporation (the “Company”), and in such capacities an authorized representative of the Company.  The Company is filing by electronic transmission Amendment No. 2 to the above-referenced Proxy Statement, which concerns the proposed sale of substantially all of the assets of the Company to BioGeneriX AG and Novo Nordisk A/S and the subsequent liquidation and dissolution of the Company.

As requested on page 5 of the comment letter of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 10, 2008, on behalf of the Company, I hereby acknowledge to the Staff that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                                          Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these acknowledgements, please feel free to contact me by phone at (215) 315-9000 or by facsimile at (215) 315-9100.  In addition, should you have any questions relating to any other matters with regard to the Company or the Proxy Statement, please feel free to contact Steven J. Abrams of Pepper Hamilton LLP by phone at (215) 981-4241 or by facsimile at (866) 422-3671 or his colleague, Mark J. Flanagan, by phone at (215) 981-4138 or by facsimile at (215) 359-1943.

Sincerely,

/s/ George J. Vergis, Ph.D.

George J. Vergis, Ph.D.
Chief Executive Officer and President Neose Technologies, Inc.

cc:	Pepper Hamilton LLP
Steven J. Abrams, Esq.
Mark J. Flanagan, Esq.

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